UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Paul, Harold

   c/o Paul & Rosen LLP
   1465 Post Road East
   Westport, CT  06880
   USA
2. Issuer Name and Ticker or Trading Symbol
   Kirlin Holding Corp.
   KILN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   October 31, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |-     |-   |-|-                 |-  |-          |8,000              |D     |                           |
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Common Stock               |10/30/|P   |-|20,000            |A  |-          |23,500             |I     |By spouse                  |
                           |01    |    | |                  |   |           |                   |      |                           |
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Common Stock               |-     |-   |-|-                 |-  |-          |8,500              |D (1) |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Class A Warrant (right|$1.50   |10/30|P   | |10,000 -   |A,D|5/1/0|4/30/|Common Stock|10,000 |(2)    |10,000      |I  |by spouse   |
 to buy)              |        |/01  |    | |           |   |2    |06   |            |       |       |            |   |            |
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Class B Warrant (right|$2.50   |10/30|P   | |10,000 -   |A,D|5/1/0|4/30/|Common Stock|10,000 |(2)    |10,000      |I  |by spouse   |
 to buy)              |        |/01  |    | |           |   |2    |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Held jointly by the Reporting Person and his
spouse.
(2) The Reporting Person's spouse purchased, in the Issuer's October 2001 private offering, 0.2 units, each unit consisting of (i) 100,000 Shares of Issuer's common stock, (ii) 50,000 Class A Warrants to purchase shares of Issuer's common stock, and (iii) 50,000 Class B warrants to purchase shares of Issuer's common stock. The price per unit was
$100,000.
SIGNATURE OF REPORTING PERSON
/s/ Harold Paul
DATE
May 8, 2002